UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 14, 2005

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                       Intended merger KPN Telecommerce B.V., SNT Group N.V. and Koninklijke KPN N.V., dated April 14, 2005.

Press release

INTENDED MERGER KPN TELECOMMERCE B.V., SNT	Date April 14, 2005 Number 020pe

GROUP N.V., EN KONINKLIJKE KPN N.V.

This is a joint press release of Koninklijke KPN N.V. and SNT Group N.V.

The Hague/Zoetermeer, Koninklijke KPN N.V. (“KPN”) en SNT Group N.V. (“SNT”) jointly announce that KPN Telecommerce B.V. (“KPN Telecommerce”), a 100% subsidiary of KPN, SNT and KPN (the “Merging Parties”) intend to effectuate a triangular merger within the meaning of article 2:334 of the Dutch Civil Code (the “Merger”). In connection herewith the Merging Parties made a merger proposal dated 12 April 2005 (the “Merger Proposal”) that has been deposited at the offices of the Commercial Register of Haaglanden (Kamer van Koophandel en Fabrieken voor Haaglanden). The Merger Proposal replaces the merger proposal drawn up by the Merging Parties on 10 January 2005. The Merger Proposal is available to shareholders free of charge at the offices of the Merging Parties at the addresses stated in this press release.

Results of the Merger; De-listing SNT

KPN Telecommerce will acquire the assets and liabilities of SNT under universal succession of title. KPN (as holder of all the share capital of KPN Telecommerce) shall distribute shares by operation of law (‘toekennen’) in its share capital to shareholders of SNT (“SNT Shareholders”) (other than KPN Telecommerce) in accordance with the share exchange ratio as proposed in the Merger Proposal. The number of shares that will be distributed by KPN is approximately 3 million.

SNT will cease to exist after the effectuation of the Merger, as a result of which the listing of SNT shares will be ended. In this respect KPN has consulted Euronext Amsterdam N.V.

Extraordinary general meeting of SNT

SNT’s managing board will convene a general meeting in order to resolve to the Merger in accordance with the Merger Proposal. The general meeting is expected to take place in May 2005. After the general meeting has resolved to the Merger, the Merger will be effectuated. This effectuation shall not take place before the statutory period for objection has expired and the expiry of 20 stock exchange days after the publication of the resolution to end the listing of SNT shares.

This press release appears in Dutch also. In the event of any inconsistency, the Dutch version will prevail over the English version.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: April 15, 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel